EXHIBIT 99.10

RECENT DEVELOPMENTS

Province of British Columbia’s Elimination of Consumer Carbon Tax

Effective April 1, 2025, pursuant to amendments to the Carbon Tax Act (S.B.C. 2008, c. 40) and the Income Tax Act (R.S.B.C. 1996, c. 215) set out in the Carbon Tax Amendment Act, 2025

(S.B.C. 2025, c. 5) enacted on March 31, 2025, the Province eliminated the consumer carbon tax and the climate action tax credit (which partially offset that tax), while leaving in place the existing carbon tax on large industrial emitters.

As compared to the projected revenues and expenditures set out in the Province’s Budget and Fiscal Plan (2025/26 to 2027/28) published on March 4, 2025:

o	net revenue to the Province in the fiscal year 2025/26 is projected to be $1.991 Billion lower, as a result of a $2.760 Billion reduction in the consumer carbon tax, offset by a $0.769 Billion reduction in the climate action tax credit, and

o	net revenue to the Province in fiscal years 2026/27 and 2027/28 is projected to be $2.083 Billion and $2.343 Billion lower, respectively, as a result of reductions in those fiscal years of $3.108 Billion and $3.368 Billion, respectively, in the consumer carbon tax, offset by a $1.025 Billion reduction in each of those fiscal years in the climate action tax credit.

Credit Ratings

The following table reflects the current credit ratings of the Province of British Columbia:

Credit Rating Agency	Long Term	Short Term	Outlook/Trend

Moody’s	Aa1	P-1	Negative

Morningstar DBRS	AA (high)	R-1 (high)	Stable

Fitch	AA+	F1+	Stable

Standard & Poor’s	A+	A-1	Negative